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July 29, 2009

VIA EDGAR

Dana Hartz

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Ligand Pharmaceuticals Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
Schedule 14A filed April 29, 2009
File No. 001-33093

Dear Ms. Hartz:

We are in receipt of the Staff’s letter dated July 15, 2009 with respect to the above-referenced Form 10-K, Form 10-Q and Schedule 14 A. We are assisting in the preparation of the response to the Staff’s comments on behalf of Ligand Pharmaceuticals Incorporated (“Ligand”). Ligand acknowledges receipt of the Staff’s comments and, as orally discussed with the Staff, requests that the Staff extend the time by which Ligand should respond to such comments to August 5, 2009.

Please direct any comments or questions regarding the foregoing to the undersigned at (858) 523-3944.

Very truly yours,

/s/ Thomas J. Smith
Thomas J. Smith of LATHAM & WATKINS LLP

cc:	John P. Sharp, Ligand Pharmaceuticals Incorporated
Charles S. Berkman, Ligand Pharmaceuticals Incorporated